Exhibit 99.2

FBS GLOBAL LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS – SEPTEMBER 13, 2026 AT 9:00 AM LOCAL TIME

CONTROL ID:
REQUEST ID:

The undersigned hereby appoints Kelvin Ang, as proxy, with full power of substitution, to vote as designated below all of the Shares the undersigned is entitled to vote at the extraordinary general meeting of Stockholders to be held at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498, on Sunday, September 13,2026 at 9:00 a.m., local time, and any adjournments or postponements thereof, and otherwise to represent the undersigned at the meeting, with all powers possessed by the undersigned if personally present at the meeting.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS

If you vote by phone, fax or internet, please DO NOT mail your proxy card.

	MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
	FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
	INTERNET:	https://www.iproxydirect.com/FBGL
	PHONE:	1-866-752-VOTE(8683)

→ Please ensure you fold then detach and retain this portion of this Proxy →

EXTRAORDINARY GENERAL MEETING OF THE STOCKHOLDERS OF FBS GLOBAL LIMITED

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proposal 1 →	**FOR**	**AGAINST**	**ABSTAIN**	
To approve the effect a 1-for-10 share consolidation, whereby every ten existing shares with a par value of US$0.001 will be consolidated into one share with a par value of US$0.01. As a result, the company's authorized share capital will remain US$500,000, but the number of authorized shares will be reduced from 500,000,000 to 50,000,000. The board will be authorized to take all necessary actions to implement the share consolidation, including addressing fractional share entitlements through rounding, capitalization, sale arrangements, or other measures it deems appropriate.	☐	☐	☐	**CONTROL ID:** **REQUEST ID:**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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THE BOARD OF DIRECTORS RECOMMENDS VOTING 'FOR' PROPOSAL 1.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ______________________, 2026

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(Print Name of Stockholder and/or Joint Tenant)

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(Signature of Stockholder)

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(Second Signature if held jointly)